May 10, 2007
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Brian Cascio

Re:	Broadcom Corporation Form 10-K for the fiscal year ended December 31, 2006 File No.: 000-23993
Ladies and Gentlemen:
     We are in receipt of your letter dated April 30, 2007 regarding your review of the above-referenced filing of Broadcom Corporation (“Broadcom”). We have set forth below our responses to the inquiries raised in your letter. The numbers before our responses correspond to the comments contained in your letter. For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.
Consolidated Financial Statements
Consolidated Statements of Income, Page F-3
1.	We note that you present stock-based compensation charges as a footnote on the face of your statement of income in a table that presents total stock-based compensation. Consistent with the guidance in SAB Topic 14-F, please revise the statement to present the related stock-based compensation in a parenthetical note to the appropriate income statement line items, or to remove the total stock compensation line from the table. As indicated in that guidance, you may also present the information in the footnotes to the financial statements or within MD&A.
     We respectfully submit that because Broadcom utilizes both cash and share-based payment arrangements to compensate employees, we believe that it is useful to investors to provide information regarding the amount of compensation included in each functional line item in our statement of income that did not involve a cash outlay. However, pursuant to the Staff’s request, in future filings we will remove the total stock-based compensation line from the table in the footnote on the face of our statement of income. As noted by the Staff, we may continue to include a discussion of this information in the footnotes to our consolidated financial statements and/or in the Management’s Discussion and Analysis of Financial Condition and Results of

U. S. Securities and Exchange Commission
May 10, 2007

Operations sections of our future filings, consistent with the guidance provided in Staff Accounting Bulletin No. 107, Topic 14-F.
2.	Additionally, we see that you present pro forma stock based compensation as if the company had applied the fair value recognition provisions of SFAS 123 in prior periods as a footnote on the face of your statement of income. Please revise future filings to remove the pro forma information from the face of the income statement. We note that this information is also presented in the footnotes to your financial statements.
     We acknowledge the Staff’s request and will remove the pro forma stock-based compensation information from the face of Broadcom’s statement of income in future filings.
Note 2. Supplemental Financial Information, page F-13
Purchased Intangible Assets, page F-14
3.	Please revise future filings to present the aggregate amount of amortization expense for each of the next five fiscal years as required by paragraph 45(a)(3) of SFAS 142.
     Pursuant to the Staff’s request, in future filings Broadcom will present the aggregate amount of amortization of purchased intangible assets for each of the next five fiscal years in accordance with paragraph 45(a)(3) of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.
     In addition, Broadcom hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is responsive to your inquiry. If you have further questions or comments, please do not hesitate to contact the undersigned at (949)926-5000

Sincerely,
/s/ Eric K. Brandt.

Eric K. Brandt, Senior Vice President and Chief Financial Officer

cc:	David A. Dull, Esq. Niki Krutop (Ernst & Young LLP)